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                                                                    Exhibit 99.1

Press Release

CORRECTION TO TRADING STATEMENT Q4 2005

Amsterdam, The Netherlands, January 13, 2006 - Ahold's Trading Statement Q4 2005 issued on January 12 reported incorrect figures for comparable sales growth for Stop & Shop and Giant-Landover for Q4 2005 and Full Year 2005.

Comparable sales for Stop & Shop for Q4 2005 increased by 1.3%, not 1.8% as reported. Comparable sales for Giant-Landover for Q4 2005 decreased by 0.7%, not 0.4% as reported.

Comparable sales for Shop & Shop for FY 2005 increased by 0.7%, not 0.8% as reported. Comparable sales for Giant-Landover for FY 2005 were correctly reported at a decrease of 2.4%.

The discrepancies occurred as a result of a manual calculation error. The identical sales percentages are as reported.

Ahold apologizes for the incorrect figures reported.

The net sales figures presented in the Trading Statement are preliminary and unaudited.














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